

07004166

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANKERSBANC CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 Paces Ferry Road
600 Paces Summit
(No. and Street)

Atlanta	**Georgia**	**30339-4098**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Jones **(770) 805-2000**
(Area Code – Telephone No.)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 1 4 2007

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

THOMSON
FINANCIAL

235 Peachtree Street, NE

Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BankersBanc Capital Corporation**, as of **December 31,** 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ADRIANE MORELAND
MY COMMISSION EXPIRES
JAN 9 2010
COBB CO., GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Managing Director

Title

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BankersBanc Capital Corporation

(a wholly owned subsidiary of Community Financial Services, Inc.)

Financial Statements
and Supplemental Schedule
December 31, 2006 and 2005
(with Independent
Accountants' Report thereon)





Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
BankersBanc Capital Corporation:

We have audited the accompanying balance sheets of BankersBanc Capital Corporation (a wholly owned subsidiary of Community Financial Services, Inc.) as of December 31, 2006 and 2005, and the related statements of earnings, stockholder's equity, comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BankersBanc Capital Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 21, 2007

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 825,178	949,339
Securities available for sale	498,750	493,750
Furniture and equipment, net	13,024	19,436
Other assets	12,598	6,744
	$ 1,349,550	1,469,269
Liabilities and Stockholder's Equity		
Commissions and profit sharing payable	$ 38,802	271,336
Income taxes payable to Parent	87,502	97,454
Accounts payable and other liabilities	14,134	1,001
Total liabilities	140,438	369,791
Stockholder's equity:		
Preferred stock; $.01 par value, 25,000 shares authorized, no shares issued and outstanding	-	-
Common stock; $.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	499,990	499,990
Retained earnings	709,887	603,541
Accumulated other comprehensive loss, net of tax	(775)	(4,063)
Total stockholder's equity	1,209,112	1,099,478
	$ 1,349,550	1,469,269

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Statements of Earnings

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Interest income	$ 17,850	15,668
Investment banking fees	1,177,625	345,500
Advisory fees	45,000	616,634
Other	41,512	61,148
Total revenue	1,281,987	1,038,950
Operating expenses:		
Salaries, commissions and employee benefits	853,044	719,915
Professional and other fees	17,495	25,677
Occupancy	64,633	48,277
Other operating	170,134	81,115
Total operating expenses	1,105,306	874,984
Earnings before income taxes	176,681	163,966
Income tax expense	70,335	57,392
Net earnings	$ 106,346	106,574

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Statements of Stockholder's Equity

For the Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, December 31, 2004	1,000	$ 10	499,990	496,967	-	996,967
Net earnings	-	-	-	106,574	-	106,574
Change in accumulated other comprehensive loss, net of tax	-	-	-	-	(4,063)	(4,063)
Balance, December 31, 2005	1,000	10	499,990	603,541	(4,063)	1,099,478
Net earnings	-	-	-	106,346	-	106,346
Change in accumulated other comprehensive income, net of tax	-	-	-	-	3,288	3,288
Balance, December 31, 2006	1,000	$ 10	499,990	709,887	(775)	1,209,112

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Statements of Comprehensive Income

For the Years Ended December 31, 2006 and 2005

	2006	2005
Net earnings	$ 106,346	106,574
Other comprehensive gain (loss) arising from unrealized gains (losses) on securities available for sale, net of tax expense (benefit) of $1,712 and ($2,187)	3,288	(4,063)
Comprehensive Income	$ 109,634	102,511

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net earnings	$ 106,346	106,574
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:		
Depreciation	4,865	7,845
Provision for deferred taxes	2,905	(180)
Change in:		
Other assets	(5,854)	15,623
Commissions and profit sharing payable	(232,534)	271,314
Income taxes payable to Parent	(14,569)	79,200
Accounts payable and other liabilities	13,133	(200)
Net cash (used) provided by operating activities	(125,708)	480,176
Cash flows from investing activities:		
Purchase of securities available for sale	-	(500,000)
Sale (purchases) of furniture and equipment	1,547	(3,719)
Net cash provided (used) by investing activities	1,547	(503,719)
Net change in cash	(124,161)	(23,543)
Cash, beginning of year	949,339	972,882
Cash, end of year	$ 825,178	949,339
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 77,000	24,000
Supplemental schedule of noncash investing activities:		
Change in accumulated other comprehensive income (loss), net of tax	$ 3,228	(4,063)

See accompanying notes to financial statements.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business

BankersBanc Capital Corporation (the "Company") was incorporated under the laws of the State of Georgia on October 1, 2001 and capitalized on October 31, 2001. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company operates principally as an investment banker.

Relationship with Affiliate

The Company's operations are integrally dependent on the operations of Community Financial Services, Inc., the Company's parent, and The Bankers Bank, an affiliate by common ownership. Substantially all income of the Company results directly from these affiliates' activities.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Revenue Recognition

Investment banking fees and related commission expense are recorded at closing of the securities offerings for which the Company is serving as investment banker.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period in which the enactment date is included.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, the Company evaluates the probability of being able to realize the future benefits indicated by such assets. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Notes to Financial Statements, continued

(2) Investment Securities

Securities available for sale at December 31, 2006 and 2005 are as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government Agencies	$ 500,000	-	1,250	498,750

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$ 500,000	-	6,250	493,750

Securities temporarily impaired at December 31, 2006 and 2005 are as follows:

	Less than 12 Months		12 Months or More	
2006	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agencies	$ -	-	498,750	1,250

	Less than 12 Months		12 Months or More	
2005	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agencies	$ 493,750	6,250	-	-

The market value of investment securities is based on quoted values and is significantly affected by the interest rate environment. At December 31, 2006, the Company has one security that is considered temporarily impaired. That security has been impaired in excess of twelve months and represents an unrealized loss of $1,250. At December 31, 2005, the Company had one security that was considered temporarily impaired. That security had been impaired less than twelve months and represented an unrealized loss of $6,250. Unrealized losses are a reflection of the current yield curve as compared to the coupon of the security. Additionally, investments are comprised of securities with acceptable investment grades and related lack of credit exposure. Any unrealized losses are considered temporary.

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Notes to Financial Statements, continued

(2) Investment Securities, continued

The amortized cost and estimated fair value of securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
U.S. Government agencies:		
Within 5 years	$500,000	498,750

(3) Employee Benefit Plan

Subject to certain service requirements, substantially all employees of the Company are covered by a 401(k) defined contribution plan that is sponsored by The Bankers Bank. In accordance with the plan description the company matches 100 percent the first five percent of employee contributions for 2005. Company contributions to the plan for the years ended December 31, 2006 and 2005 totaled approximately $24,731 and $12,824, respectively.

(4) Income Taxes

The components of income tax expense for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Current	$ 67,430	57,572
Deferred	2,905	(180)
Income tax expense	$ 70,335	57,392

The Company's income tax expense does not differ significantly from the amounts computed by applying the combined federal and state income tax rates to earnings before income taxes.

The following summarizes the components of the net deferred tax asset, which is included in other assets:

	2006	2005
Deferred tax asset relating solely to deferred start-up costs	$ -	2,092
Deferred tax asset relating solely to unrealized losses on securities available for sale	475	2,188
Deferred tax liability relating solely to furniture and equipment	(1,979)	(1,166)
Net deferred tax (liability) asset	$(1,504)	3,114

(4) Income Taxes, continued

The Company is included in the consolidated income tax returns of its parent company. Pursuant to a Tax Allocation Agreement with its parent company, the Company computes the income tax effect of its operations on a stand alone basis (except that the income taxes are computed at the blended income tax rates that are expected to apply to the consolidated group), and remits to the parent company the amount, if any, of income taxes that would be currently payable as a result of its operations.

(5) Related Parties

The Company has a Support and Services Agreement with The Bankers Bank whereby certain of The Bankers Bank's employees provide certain human resources, accounting, internal audit and compliance services to the Company in exchange for a monthly service fee of $3,200 and also provide systems development and information technology support services, as needed, for a fee based on the estimated cost of providing such services. Total fees paid to The Bankers Bank for these services in 2006 and 2005 were $41,230 and $38,400, respectively.

The Company also subleases from The Bankers Bank certain office space pursuant to an operating sublease agreement. During 2006 and 2005, the Company incurred approximately $25,000 and $16,000, respectively, in rent expense on this lease.

(6) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital, as defined, of $1,166,898, which was $1,157,536 in excess of its required net capital of $9,362. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

SUPPLEMENTAL

SCHEDULE

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital:	
Stockholder's equity	$ 1,209,112
Non allowable assets	(42,214)
Haircuts on securities positions	-
Net capital	1,166,898
Minimum net capital required to be maintained (greater of 45,000 or 6-2/3% of aggregate indebtedness)	9,362
Net capital in excess of requirement	$ 1,157,536
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 140,437
Ratio of aggregate indebtedness to net capital	.12 to 1

Reconciliation with Company's computation included in Part II of its FOCUS reports as of December 31, 2006:

Net capital as reported in Part II (unaudited)	$ 1,161,829
Impact of classification corrections between other assets and other liabilities	5,069
Net capital as presented	$ 1,166,898



Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
BankersBanc Capital Corporation
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of BankersBanc Capital Corporation (the "Company"), as of and for the year ended December 31, 2006, in accordance with the auditing standards generally accepted in the United States, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 22, 2007

END